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                                                                       EXHIBIT 1

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BW1461  MAY 31,2000       8:29 PACIFIC      11:29 EASTERN

(BW) (GLOBAL-TECH-APPLIANCES) (GAI) Global-Tech Appliances Reports Improved Fiscal Year Results and Declares a Special Dividend of $1.35 Per Share

Business Editors

HONG KONG--(BUSINESS WIRE)--May 30, 2000--Global-Tech Appliances Inc. (NYSE:
GAI) announced today improved net sales and net income for the fourth quarter and fiscal year ended March 31, 2000 and declared a one-time special dividend of $1.35 per share payable to stockholders of record as of June 5, 2000. Payment of this dividend will be made on June 16, 2000.

Net sales for the fourth quarter of fiscal 2000 increased 16% to $19.5 million, compared to $16.9 million for the fourth quarter of fiscal 1999. Net income rose more than 300% for the fourth quarter to $1.4 million, or $0.11 per share, compared to $0.3 million, or $0.03 per share, for the same period in fiscal 1999.

Net sales for the year ended March 31, 2000 increased 10% to $92.4 million, compared with $84.1 million in the prior year. Net income for the year also increased approximately 10% to $8.7 million, or $0.72 per share, compared to $7.9 million, or $0.65 per share, in the prior year. Fiscal 2000 included an unusual expense of $500,000 related to professional expenses incurred during the first quarter for exploratory acquisition related activities. Net income, excluding this unusual expense, would have been approximately $9.2 million, or $0.76 per share, for fiscal 2000.

John C.K. Sham, President and Chief Executive Officer, said: "Our improved results in fiscal 2000 reflect the Company's continued emphasis on expanding its customer base and concentrating on higher value products. While business has improved, the Company is focusing much of its new product development efforts in new electrical housewares categories. The Company believes that products in the new categories, to be shipped in the coming fiscal year, will help sustain and support further growth and offset anticipated weakness in personal care and commodity-type appliances, where price is becoming a key sales factor. Despite the competitive pressures, the Company has gained some important new customers in fiscal 2000 that sell under quality brand names such as Black & Decker(R), West Bend(R), and Zojirushi(R). We have also made investments in equipment for manufacturing floor care motors to improve our vertically integrated production process and plan to pursue sales in certain types of motors in the near future."

Mr. Sham continued, "Gross and operating margins for fiscal 2000 were less than fiscal 1999 despite the increase in sales as higher charges for depreciation, fuel oil, plastic resins, and packaging could not be passed through in pricing to our customers. This, again, has caused us to concentrate our new product development efforts on higher value appliances for the better brands in the U.S. and Europe. We are making good progress in this area, as well as in controlling administrative costs. The Company was successful in forming alliances and cooperative manufacturing ventures in fiscal 2000 and plans to continue pursuing similar projects and other opportunities in fiscal 2001."

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Mr. Sham concluded, "After extensive discussions with the Board and our financial advisors, a dividend, which equates approximately to the net income the Company has earned since it became public, was declared. Additionally, the Company believes that its cash and short-term investments of approximately $74 million as of March 31, 2000 and its anticipated free cash flow in fiscal 2001 should be sufficient to support and meet the Company's growth and investment needs. The Company does not anticipate repeating this dividend in the future, but will continue to seek ways to enhance shareholder value."

Global-Tech is an original designer, manufacturer, and marketer of a wide range of small household appliances in six primary product categories: kitchen appliances; personal, beauty and health care products; garment care products; travel products and accessories; floor care products; and environmental care products. The Company's products are marketed by its customers under brand names such as Black & Decker(R), DeLonghi(R), Hamilton Beach(R), Krups(R), Morphy Richards(R), Moulinex(R), Mr. Coffee(R), Proctor-Silex(R), Remington(R), Sunbeam(R), Vidal Sassoon(R), and West Bend(R).

Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward looking statements. These forward looking statements are subject to risks and uncertainties, including but not limited to, the impact of competitive products and pricing, product demand and market acceptance, new product development, reliance on key strategic alliances, availability and cost of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission including its Registration Statement on Form F-1 which was declared effective on April 8, 1998.

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--------------------------------------------------------------------------------
                 GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
                 (Amounts expressed in United States dollars)
-------------------------------------------------------------------------------
                                                       Years Ended March 31,
                                                      2000              1999
                                                    (audited)         (audited)
-------------------------------------------------------------------------------
Net sales                                         $ 92,356,993     $ 84,069,738
Cost of goods sold                                 (70,646,639)     (63,032,595)
                                                  ------------     ------------
Gross profit                                        21,710,354       21,037,143
Selling, general and administrative
  expenses                                         (15,947,514)     (15,649,840)
Unusual item                                          (500,484)              --
                                                  ------------     ------------
Operating income                                     5,262,356        5,387,303
Interest expense                                      (216,894)        (804,843)
Interest income                                      3,461,098        3,391,922
Other income, net                                      450,901          342,888
                                                  ------------     ------------
Income before income taxes                           8,957,461        8,317,270
Provision for income taxes                            (224,890)        (419,758)
                                                  ------------     ------------
Net income                                        $  8,732,571     $  7,897,512
                                                  ============     ============
Net income per share                              $       0.72     $       0.65
                                                  ============     ============
Weighted average number of shares
 outstanding
                                                    12,109,136       12,235,045
                                                  ============     ============

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-------------------------------------------------------------------------------
                 GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                 (Amounts expressed in United States dollars)
-------------------------------------------------------------------------------
                                                      Years Ended March 31,
                                                      2000          1999
                                                   (audited)      (audited)
-------------------------------------------------------------------------------
             ASSETS
Current assets:
 Cash and cash equivalents                       $ 53,647,296   $ 56,514,223
 Short-term investments                            20,278,224     10,541,663
 Accounts receivable, net                           7,167,468      8,082,835
 Deposits prepayments & other assets                3,364,470      2,636,930
 Inventories                                       18,159,948     20,072,172
                                                 ------------   ------------
Total current assets                              102,617,406     97,847,823
Property, plant and equipment                      29,304,669     24,982,441
Construction-in-progress                            7,319,980      9,524,573
Patents                                                14,459         15,750
Loan to directors                                     461,217             --
                                                 ------------   ------------
Total assets                                     $139,717,731   $132,370,587
                                                 ============   ============
 LIABILITIES AND SHAREHOLDERS EQUITY
Current liabilities:
 Short-term bank borrowings                      $      1,895   $  1,716,513
 Current portion of long-term bank loans
                                                    1,063,084        848,393
 Accounts payable                                   8,734,132      8,961,402
 Fees payable for land use rights                     378,118        512,858
 Salaries and allowances payable                      459,349        774,055
 Advance payments from customers                       70,580        122,416
 Accrued expenses                                   2,191,741      2,098,974
 Income tax provision                               2,505,132      2,259,586
                                                 ------------   ------------
 Total current liabilities                         15,404,031     17,294,197

Long-term bank loans                                1,407,453      1,093,071
Deferred income taxes                                      --         20,656
                                                 ------------   ------------
Total liabilities                                  16,811,484     18,407,924
Shareholders' equity:
 Preferred stock, par value $0.01;
  1,000,000 shares authorized,
   no shares issued
                                                           --             --


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 Common stock, par value $0.01;
  50,000,000 shares authorized;
  12,830,000 shares issued as
  of March 31, 1999 and March 31, 2000                128,300        128,300
 Additional paid-in capital                        81,661,840     81,661,840
 Retained earnings                                 46,237,343     37,797,736
 Accumulated other comprehensive deficit             (363,734)      (399,409)
 Less: Treasury stock, at cost, 739,900
 shares as of March 31, 1999; 703,899
 shares as of March 31, 2000                       (4,757,502)    (5,225,804)
                                                 ------------   ------------
 Total shareholders equity                        122,906,247    113,962,663
                                                 ------------   ------------
  Total liabilities and shareholders equity      $139,717,731   $132,370,587
                                                 ============   ============

 --30--sm/ny*

 CONTACT: Brian Yuen
          Tel.:  212-683-3320
          Web Page:  http://www.businesswire.com/cnn/gai.shtml
                     -----------------------------------------

   KEYWORD: INTERNATIONAL ASIA PACIFIC
   INDUSTRY KEYWORD: RETAIL FOODS/BEVERAGES APPAREL/TEXTILES RETAIL BUILDING/CONSTRUCTION EARNINGS DIVIDEND

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